# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Thermon Group Holdings, Inc., CIK 0001489096
CUSIP: 88362T103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7171 SOUTHWEST PARKWAY, BUILDING 300, SUITE 200, AUSTIN, Texas (TX), 78735
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001367401

## Reporting persons
- VAN LANSCHOT KEMPEN INVESTMENT MANAGEMENT N.V.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 1,121,401; shared voting power 0; sole dispositive power 1,462,470; shared dispositive power 0; aggregate amount beneficially owned 1,462,470 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Thermon Group Holdings, Inc.
Address of issuer's principal executive offices: 7171 SOUTHWEST PARKWAY, BUILDING 300, SUITE 200, AUSTIN, TEXAS, 78735

## Item 2. Person Filing
Name of person filing: Van Lanschot Kempen Investment Management N.V.
Address of principal business office or, if none, residence: Beethovenstraat 300, 1077WZ Amsterdam, The Netherlands.
Citizenship: The Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is a licensed investment fund manager and portfolio manager registered with the Authority for the Financial Markets in the Netherlands.

## Item 4. Ownership
Amount beneficially owned: 1,462,470
Percent of class: 4.34
Sole power to vote or to direct the vote: 1,121,401
Shared power to vote or to direct the vote: 0.0
Sole power to dispose or to direct the disposition: 1,462,470
Shared power to dispose or to direct the disposition: 0.0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a licensed investment fund manager and portfolio manager registered with the Authority for the Financial Markets in the Netherlands is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- VAN LANSCHOT KEMPEN INVESTMENT MANAGEMENT N.V.: E.J.G. Jansen, Managing Director - COO (05/13/2025)
- VAN LANSCHOT KEMPEN INVESTMENT MANAGEMENT N.V.: W.H. van Houwelingen, Managing Director - CEO (05/13/2025)